EXHIBIT 4.7

SMARTVIDEO TECHNOLOGIES, INC.
1650 Oakbrook Drive, Suite 405
Norcross, Georgia 30093

March 29, 2005

Forte Capital Partners, LLC
Attn: Daniel McKelvey, Managing Member
201 Mission Street
Suite 1930
San Francisco, California 94105

Re:    Amendment No. 1 to Securities Purchase Agreement

Dear Mr. McKelvey:

This letter serves as Amendment No. 1 (the “Amendment”), to the extent set forth below to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 29, 2005, by and between Forte Capital Partners, LLC (“Forte”) and SmartVideo Technologies, Inc., a Delaware corporation (the “Company”).

In connection with the closing (the “Closing”) of the transactions related to the Purchase Agreement, Forte purchased securities of the Company consisting of: (i) 506,667 shares (the “Shares”) of the common stock, par value $0.01 per share (the “Common Stock”) at a purchase price of $2.25 per Share or an aggregate of $1,140,000, and (ii) warrants (the “Warrants”) to purchase up to an additional 253,334 shares of Common Stock with an exercise price of $3.50 per share.

Further, the Company acknowledges receipt of $400,000 (“First Payment”) in connection with the Closing of the Purchase Agreement and subject to the terms and conditions of this Amendment, the Company and Forte hereby agree that the Company will provide Forte written notice that the SEC has approved the Registration (in accordance to the Registration Rights Agreement) to go effective (“Notice”) and Forte shall be unconditionally obligated to fund the balance of $740,000 (“Second Payment”) within the 3-Business Days from Notice (“3-Business Day Period”).

Forte shall be required to pay the entire Second Payment in whole, and not in part, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions. In the event that Forte shall not pay the Second Payment in full within the 3-Business Day Period, (i) the Company shall have the right, to remove or withdraw the Second Payment Shares and Warrants from such Registration Statement (whether before or after the effectiveness of such a Registration Statement, in the sole and absolute discretion of the Company), (ii) the Company shall have the right to cancel the Second Payment Shares and Warrants committed to at the Closing (whether before or after the effectiveness of such a Registration Statement, in the sole and absolute discretion of the Company).

Notwithstanding anything to the contrary herein, including the failure of the Company to file or have declared effective a Registration Statement, Forte shall be obligated to pay the Second Payment to the Company on or before November 1, 2005.

Forte shall have no right as a holder of any of the Second Payment Shares or Warrants and such Second Payment Shares and Warrants shall not be deemed issued or outstanding until such time that Forte shall make payment in full for Second Payment in accordance with the terms and conditions of this Amendment.

All other terms and conditions of the Purchase Agreement, as amended to date, not otherwise inconsistent with this Amendment, shall be incorporated herein by this reference.

If the foregoing is agreeable to you, please acknowledge your agreement by executing your signature below.

Very truly yours, (“Company”) SMARTVIDEO TECHNOLOGIES, INC.

By:	/s/ Richard E. Bennett, Jr.
Richard E. Bennett, Jr.
Chief Executive Officer

Acknowledged and agreed to
as of the date first set forth above:

(“Forte”)
FORTE CAPITAL PARTNERS, LLC

_/s/ Daniel McKelvey
By: Daniel McKelvey
Its: Managing Member